SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 Schedule 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                 Amendment No. 2


                               Pierre Foods, Inc.
                        --------------------------------
                            (Name of Subject Company)


                               Pierre Foods, Inc.
                        --------------------------------
                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   720830 10 8
                          ----------------------------
                      (CUSIP Number of Class of Securities)


                                Pamela M. Witters
                            Chief Financial Officer,
                             Secretary and Treasurer
                               Pierre Foods, Inc.
                               9990 Princeton Road
                             Cincinnati, Ohio 45246
                                 (513) 874-8741
                          -----------------------------
                 (Name, address and telephone numbers of person
                 authorized to receive notice and communications
                   on behalf of the persons filing statement)


                                    Copy to:

                             Patrick Daugherty, Esq.
                                 Foley & Lardner
                            150 West Jefferson Avenue
                                   Suite 1000
                             Detroit, Michigan 48226
                                 (313) 963-6200



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  This Schedule 14D-9, Amendment No. 2, is being filed to report the receipt on August 23, 2001, by Patrick Daugherty, counsel to the Special Committee, of a letter from David M. Kies, counsel to William E. Simon & Company and Triton Partners ("Simon/Triton") together with letters from a majority in interest of the holders of the 10-3/4% Senior Notes Due 2006 of Pierre Foods, Inc. (the "Notes"), stating that they were prepared to consent to a supplemental indenture exempting the offer of Simon/Triton from the change in control provisions contained in the indenture governing the Notes. Mr. Kies' letter and the Noteholder consents were delivered in response to a request made by the Special Committee in its letter dated August 21, 2001, to Simon/Triton. This
Schedule 14D-9, Amendment No. 2 also reports the delivery by Patrick Daugherty on August 24, 2001, of a letter to J. Andrew Rahl, Jr., counsel to a group of Noteholders, requesting a meeting with such group to discuss the restructuring of Pierre Foods' debt.




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



  SULLIVAN & CROMWELL
  Telephone: 1-212-558-4000
  Facsimile: 1-212-558-3588

                                                                125 Broad Street
                                                        New York, NY  10004-2498
                                                                 ---------------
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                                                                       Melbourne

                                         August 23, 2001


     Patrick Daugherty, Esq.,
            Foley & Lardner,
                   150 West Jefferson Avenue,
                         Suite 1000,
                                 Detroit, MI 48226-4416

                         Re: Pierre Foods, Inc.

     Dear Patrick:

                         In accordance with the request of the Special
Committee, I enclose herewith a proposed form of Supplemental Indenture together with written evidence of the support of a majority in interest of noteholders therefor.

                         I can also confirm that we have once again reviewed the
Indenture and the Notes and are prepared to provide a written opinion that the holders of a majority in principal amount of the Notes have the authorization to approve the Supplemental Indenture and that the Supplemental Indenture, once duly executed and delivered by both the Trustee and the Company, would be valid.

                         My clients look forward to a final decision from the
Special Committee.

                                            Very truly yours,

                                            /s/ David M. Kies

                                            David M. Kies



   NY12526:31365




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



                           Form of Bondholder Consent



         August 22, 2001

         William E. Simon & Sons, L.L.C
         Attn:  Mr. Erik M.W. Caspersen
         310 South Street
         Morristown, NJ 07962 FAX: 973-829-0840

         Triton Partners
         Attn:  Mr. Daniel J. Arbess
         565 Fifth Avenue
         New York, NY 10017 FAX: 212-792-2174

         Dear Sirs:

                  Reference is made to you letter to the Special Committee of the Board of Directors of Pierre Foods, Inc. dated July 18, 2001 as filed with the Securities and Exchange Commission on Form SC to-C on that same date. With respect to the transaction described in that letter, we are prepared to consent to a supplemental indenture which will exempt this proposed transaction from the Change in Control provisions of Section 4.14 of the Indenture governing the Notes. This offer to consent only applies to the waiver of the Change of the Control Provision and the consent offer will expire on December 31, 2001 if a supplemental indenture has not been executed at that time.

                        Sincerely,



                        Name:

                        Title:

                        Firm:

                        Amount of Notes Held:




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



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Pdaugherty@foleylaw.com                                         038714-0102
-----------------------


                                 August 24, 2001


By Fax: (212) 278-1733

J. Andrew Rahl, Jr., Esq.
Anderson Kill & Olick, P.C.
1251 Avenue of the Americas
New York, NY 10020-1182

Re:      Pierre Foods, Inc.

Dear Andy:

                  As you know, I and my firm are counsel to the Special Committee of the Board of Directors of Pierre Foods, Inc. We also are securities counsel to Pierre Foods. In this dual capacity, I am writing to confirm my request for a meeting with you and those of your clients that hold the 10-3/4% Senior Notes Due 2006 of Pierre Foods, and with your clients' financial advisor, in order that representatives of the Special Committee and of Pierre Foods might present to them a proposal to restructure Pierre Foods' debt and, ideally, negotiate that proposal to a successful conclusion.

                  The previously announced overture by William E. Simon & Sons and Triton Partners, with which you are familiar, does not envision a restructuring of Pierre Foods' debt; and Triton has opposed any such restructuring in its discussions with the Special Committee. Your clients, in contrast, appear receptive to a restructuring proposal. The Special Committee believes that a restructuring could benefit the company and its shareholders in several ways. Of particular significance, a restructuring has the potential to greatly increase the value of the stock in public hands, as concern about the company's ability to service and repay the Notes is seen as a depressing factor on the value and price of the stock.

                  Accordingly, the Special Committee is motivated to pursue negotiations with your clients. In fairness to Simon and Triton, these negotiations should commence promptly. We are mindful that your financial advisor will need to obtain and evaluate considerable Pierre Foods financial information. Pierre Foods will expedite the delivery of that information. We suggest

J. Andrew Rahl, Jr., Esq.
August 24, 2001
Page 6


that, next week (August 27-31), you should obtain and analyze substantially all that you need to negotiate a restructuring agreement, with a view to meeting as soon as possible afterward in order to negotiate that agreement.

                  Please call me to discuss engagement letters, logistics and any other matters of concern to your clients.

                                       Very truly yours,

                                       /s/ Patrick

                                       Patrick Daugherty

cc:      Mr. Bobby G. Holman
         Mr. Bruce E. Meisner
         Mr. E. Edwin Bradford
         Mr. David R. Clark
         David M. Kies, Esq.